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                                                               EXHIBIT 99.(b)(4)
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[PNC Bank]

December 10, 1996

Zurn Industries, Inc.
Attn:  John E. Mellett
Senior Vice President and
Chief Financial Officer
One Zurn Place, Box 2000
Erie, PA  16514

RE:  Acquisition Financing

Dear John:

Zurn Industries, Inc. ("Zurn") has informed the undersigned (the "Bank") that Zurn is considering the acquisition (the "Acquisition") of a company hereto identified to the Bank and referred to as Raven ("Target"). The Acquisition would be effected by a public tender offer (the "Tender Offer") made by Zurn or a newly created wholly owned subsidiary of Zurn ("Acq. Sub") for all of the outstanding common stock of Target, followed by a merger (the "Second Step Merger") of Target with Acq. Sub. You have further informed us that senior financing (the "Senior Financing") of up to $250 million will be required to finance the aggregate purchase price to be paid by Zurn and its subsidiaries pursuant to the Acquisition, to refinance existing indebtedness of Zurn and of Target and its subsidiaries, to pay related costs and expenses and to provide for ongoing working capital and general corporate purposes.

The Bank is pleased to confirm that it is willing, subject to the terms and conditions set forth herein in the Summary of Terms attached hereto as Exhibit A (the "Term Sheet"), to provide up to $50 million of the Senior Financing. The Bank's commitment hereunder is also subject to (a) there not having occurred any material adverse change in the business, assets, liabilities, operations, condition (financial or otherwise) or prospects of Zurn and its subsidiaries taken as a whole or Target and its subsidiaries taken as a whole since March 31, 1996 and December 31, 1995, respectively; (b) the full amount of the Senior Financing having been committed to; (c) the documentation governing the Senior Financing being satisfactory to the Bank; and (d) the other conditions set for the herein and in the Term Sheet.

You agree to indemnify and hold harmless the Bank and each director, officer, employee and affiliate thereof (collectively, each, an "indemnified person") from and against any and all actions, suits, proceedings (including any investigations or inquiries), claims, losses, damages, liabilities or expenses of
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any kind or nature whatsoever which may be incurred by or
asserted against or involve any such indemnified person as a result of or arising out of or in any way related to or resulting from this letter and, upon demand, to pay and reimburse each indemnified person for any reasonable legal or other out-of-pocket expenses incurred in connection with investigating, defending or preparing to defend any such action, suit, proceeding (including any inquiry or investigation) or claim (whether or not any such indemnified person is a party to any action or proceeding out of which any such expenses arise), provided, however, that you shall not have to indemnify any indemnified person to the extent that any such loss, claim, damage, expense or liability resulted from the gross negligence or willful misconduct of any indemnified person. This letter is issued for your benefit only and no other person or entity may rely thereon. Neither the Bank nor any other person shall be responsible or liable to you or any other person for consequential damages which may be alleged as a result of this letter or the financing contemplated hereby.

The provisions of the immediately preceding paragraph shall survive any termination of this letter.

This letter may be executed in any number of counterparts each of which shall be an original and all of which, when taken together, shall constitute one agreement. This letter shall be governed by, and construed in accordance with, the laws of the State of New York.

Except as otherwise required by law or unless we have otherwise consented, you are not authorized prior to your acceptance of this letter as provided in the following paragraph to show or circulate this letter to any other person or entity (other than your legal or financial advisors in connection with your evaluation hereof). If this letter is not accepted by you as provided in the following paragraph, please promptly return this letter (and any copies hereof) to the undersigned.

If you are in agreement with the foregoing, please sign and return to the Bank, with a copy to Bankers Trust Company, as agent under the Senior Financing, the enclosed copy of this letter, together with a copy of the enclosed fee letter, no later than 5:00 p.m., New York time, on December 10, 1996. If you fail
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to do so, this letter will terminate at such time and you are requested to return same and the enclosed fee letter to the Bank.


                                                Very truly Yours,
                                                PNC Bank, National Association


                                                By: ____________________________
                                                Title:  Vice President


                                                By: ____________________________
                                                Title:  Vice President

Agreed to and Accepted this
_____ day of ______________,
1996:

ZURN INDUSTRIES, INC.


By: ____________________________
Title: _________________________

JFS/mlp